GULF ONSHORE, INC.

4310 Wiley Post Road, Suite 201
Addison, Texas 75001
(972)788-4500

September 25, 2008

Martin James, Sr. Asst. Chief Accountant
Division of Corporate Finance (Mail Stop 6010)
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Gulf Onshore, Inc. [File No. 001-28911]

Dear Mr. James,

This letter is a follow-up to our letter dated August 17, 2008 in response to your letter dated July 18, 2008 concerning Gulf Onshore, Inc. Form 10-KSB for the period ended December 31, 2007, and Form 10-Q for the period ended March 31, 2008.

In your letter you note that you reviewed our 10-KSB filing to determine if we conducted the evaluation of internal controls over financial reporting as required by Exchange Act Rules 13a-15 and 15d-15, and whether we provided an assessment and a conclusion as to the effectiveness of our internal control over financial reporting as required by Item 308T(a) of regulation S-B.

Your letter also noted that for the period ended March 31, 2008 we used Form 10Q-SB and not Form 10-Q.  We filed an amendment on Form 10-Q on August 25, 2008.  The comments in your letter also relate to the Controls and Procedures disclosure (Item 4) in both our 10-Q filings for the periods ended March 31, 2008 and June 30, 2008.

The company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are amending our Form 10-KSB/A as of December 31, 2007, our Form 10-Q/A as of March 31, 2008 and form 10-Q as of June 30, 2008, to emend our disclosures on our internal controls and update our certifications.  We are not amending any financial statement information.

FORM 10-KSB Comment

We have amended the following:

•
ITEM 8A, Controls and Procedures.  We revised this disclosure to specifically state when we completed our evaluation and stated that the internal controls over financial reporting are not effective because of a material weakness in our internal controls over financial reporting.

•	ITEM 13: Exhibits:
•	Exhibit 31.1, Certification of CEO pursuant to Section 302: Added an omitted paragraph
•	Exhibit 31.2, Certification of CFO pursuant to Section 302: Added an omitted paragraph
•	Exhibit 32.1, Certification of CEO & CFO to Section 906: Updated for current language

FORM 10Q Comments (for both March 31, 2008 and June 30, 2008)

We have emended the following:

•
ITEM 4, Controls and Procedures: This was incorrectly labeled ITEM 3 and has been amended to ITEM 4 and added the disclosure to specifically state when we completed our evaluation and stated that the internal controls over financial reporting are not effective because of a material weakness in our internal controls over financial reporting.

•	ITEM 6: Exhibits:
•	Exhibit 31.1, Certification of CEO pursuant to Section 302: Added an omitted paragraph
•	Exhibit 31.2, Certification of CFO pursuant to Section 302: Added an omitted paragraph
•	Exhibit 32.1, Certification of CEO & CFO to Section 906: Updated for current language

Thank you for your consideration and do not hesitate to contact me with question.

Sincerely,

/s/  Mark Smith
Mark Smith, CFO